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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 1)*
KERR-MCGEE CORPORATION

(Name of Issuer)
COMMON STOCK PAR VALUE $1.00 PER SHARE

(Title of Class of Securities)
492386107
(CUSIP Number)
June 29, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐      Rule 13d-1(b)

        ☒      Rule 13d-1(c)

        ☐      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 492386107	13G	Page 2 of 6 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
EQT Holdings Company, LLC 20-1103143

2.	Check the Appropriate Box if a Member	(a)	☐
	of a Group (See Instructions)	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power
7,384,859

		6.	Shared Voting Power
0

		7.	Sole Dispositive Power
7,384,859

		8.	Shared Dispositive Power
0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
7,384,859

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
4.9%**

12.	Type of Reporting Person (See Instructions)
OO

CUSIP No. 492386107	13G	Page 3 of 6 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Equitable Resources, Inc. 25-0464690

2.	Check the Appropriate Box if a Member	(a)	☐
	of a Group (See Instructions)	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization
Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power
7,384,859*

		6.	Shared Voting Power
0

		7.	Sole Dispositive Power
7,384,859*

		8.	Shared Dispositive Power
0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
7,384,859*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
4.9%**

12.	Type of Reporting Person (See Instructions)
CO

Item 1.

(a)	Name of Issuer
Kerr-McGee Corporation

(b)	Address of Issuer's Principal Executive Offices
123 Robert South Kerr Avenue Kerr-McGee Center Oklahoma City, OK 73125

Item 2.

(a)	Name of Person Filing
EQT Holdings Company, LLC ("EQTHC") Equitable Resources, Inc. ("Equitable")

(b)	Address of Principal Business Office or, if none, Residence
EQTHC: 101 Convention Center Blvd. Suite 850 Las Vegas, NV 89109 Equitable: One Oxford Centre 301 Grant Street Suite 3300 Pittsburgh, PA 15219

(c)	Citizenship
EQTHC: Delaware Equitable: Pennsylvania

(d)	Title of Class of Securities
Common Stock, Par Value $1.00 per share

(e)	CUSIP Number
492386107

Item 3.

Type of Filing Person
Not applicable.

Item 4. Ownership

        EQTHC:

(a)	Amount beneficially owned:
7,384,859

(b)	Percent of class:

4.9%**

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote
7,384,859

(ii)	Shared power to vote or to direct the vote

Not Applicable

(iii)	Sole power to dispose or to direct the disposition of
7,384,859

(iv)	Shared power to dispose or to direct the disposition of
Not Applicable

        Equitable:

(a)	Amount beneficially owned:
7,384,859*

(b)	Percent of class:

4.9%**

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote
7,384,859*

	(ii)	Shared power to vote or to direct the vote

Not Applicable

	(iii)	Sole power to dispose or to direct the disposition of
7,384,859*

	(iv)	Shared power to dispose or to direct the disposition of
Not Applicable

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following    ☒.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

         Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8. Identification and Classification of Members of the Group

         Not Applicable.

Item 9. Notice of Dissolution of Group

         Not Applicable

Item 10. Certification

  By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

*
Includes 7,384,859 shares of Issuer Common Stock held by EQT Holdings Company, LLC ("EQTHC"), an indirect, wholly owned subsidiary of Equitable Resources, Inc. ("Equitable"). Equitable may be deemed to beneficially own these shares. Equitable disclaims beneficial ownership of the shares of Issuer Common Stock held by EQTHC.

**
Based on Issuer's Prospectus filed on Form 424b3 on June 29, 2004, which lists 150,252,904 shares of Issuer Common Stock outstanding as of the close of business on June 28, 2004.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2004
EQT HOLDINGS COMPANY, LLC
By:	/s/ MONTE L. MILLER Name: Monte L. Miller Title: Treasurer
EQUITABLE RESOURCES, INC.
By:	/s/ DAVID L. PORGES Name: David L. Porges Title: Executive Vice President and Chief Financial Officer

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SIGNATURE